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                                                                      EXHIBIT 20


Helen of Troy Ltd. Adopts Shareholder Rights Plan

EL PASO, Texas, Dec. 2 /PRNewswire/ -- Helen of Troy Ltd., (Nasdaq, NM: HELE), designer, developer and worldwide marketer of brand name personal care products, today announced that its Board of Directors adopted a shareholder rights plan at its quarterly meeting Tuesday, December 1, 1998.

Gerald J. Rubin, Chairman of the Board and Chief Executive Officer, stated: "The Rights are designed to assure that all of Helen of Troy's shareholders receive fair and equal treatment in the event of any proposed takeover of the Company and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Helen of Troy without paying all shareholders a control premium. The plan is not being adopted in response to any unsolicited takeover proposals."

The shareholder rights plan is intended to enable all shareholders to realize the long-term value of their investment in Helen of Troy. The plan will not prevent a takeover, but should encourage anyone seeking to acquire Helen of Troy to negotiate with the Board of Directors prior to attempting a takeover.

The Board of Directors adopted the Shareholder Rights Plan on December 1, 1998, in which rights will be distributed as a dividend at the rate of one Right for each share of common stock, par value $0.01 per share, of the Company held by shareholders of record as of the close of business on December 15, 1998. The Rights will expire on December 1, 2008.

Each Right initially will entitle shareholders to buy one unit of a share of preferred stock for $100.00. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

If any person becomes the beneficial owner of 15% or more of the Company's common stock, then each Right not owned by the 15% or more shareholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or in certain circumstances cash, property, or other securities) having a value of twice the Right's then current exercise price. In addition, if after any person has become a 15% or more shareholder, Helen of Troy Limited is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right not owned by the 15% or more shareholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

At any time after a person acquires 15% or more of the Company's common stock and prior to the earlier of the time (i) the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, (ii) the Company sells 50% or more of its assets or earning power to another person, or
(iii) any person becomes the owner of 50% or more of the Company's common stock, the Company may exchange each Right (other than Rights owned by the 15% or more shareholder which shall have become void) for a number of shares of common stock of the Company (or in certain circumstances preferred stock of the Company) having a value equal to the difference between the market value of the shares of common stock receivable upon exercise of the Rights and the exercise price of the Right.

The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until a 15% position has been acquired.

Details of the Shareholder Rights Plan are outlined in a letter, which will be mailed to all shareholders.

Helen of Troy designs, produces and markets brand-name hair dryers, curling irons, hair setters, women's shavers, brushes, combs, hair accessories, mirrors, artificial fingernails and "comfort products" such as foot baths and body massagers. Helen of Troy products are sold primarily through mass merchandisers, drug chains, warehouse clubs



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and grocery stores under the tradenames Vidal Sassoon, Revlon, Dr. Scholl's,
Dazey, Caruso, Karina and DCNL with the Kurl*Mi, Heat*Mi and Detangle*Mi lines of brushes and rollers. The company also markets products under the Helen of Troy, Hot Tools, Hot Spa, Salon Edition, Gallery Series and Wigo tradenames to the professional beauty salon industry.

This press release may contain certain forward-looking statements, which are subject to change. The actual results may differ materially from those described in any forward-looking statements. Additional information concerning potential factors that could affect the company's financial results are included in the company's Form 10-K for the year ended February 28, 1998.


/CONTACT: Robert D. Spear, Vice President and CIO of Helen of Troy Ltd., 915-779-6363 ext. 220/